

January 21, 2021

Eric Fain
Chief Executive Officer
Green Stream Holdings Inc.
16620 Marquez Ave.
Pacific Palisades, CA 90272

> **Re: Green Stream Holdings Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed January 4, 2020**
> **File No. 000-53279**

Dear Mr. Fain:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-12G

Part I.
Item 1. Description of Business, page 3

1. We note you have revised your disclosure to state that the business of the company is now marketing, selling, and contracting leases for solar solutions. However, your disclosure on page 8 and elsewhere still appears to indicate that the company will be building solar infrastructure and receiving revenue from the leases. Please revise to clearly disclose your business, including the extent to which you expect to be managing solar power projects, building greenhouses, and providing advanced solar battery products. Clarify whether these activities, referenced in various places in the business description, are distinct lines of business that you intend to pursue and describe the steps you have taken and expect to take to do so. Please specify what services are provided by Mr. Morali's company. Please clarify how you will be paid and how Mr. Morali's company will be paid.

2.   We note your disclosure that you have removed Richard Rodgers as a director of the company; however, you continue to refer to him as a director. Please advise or revise as appropriate.

Key Suppliers and Contractors, page 8

3.   We note your response to comment 3 of our letter. We note that your disclosure still references Dream Green Partners, Inc. As requested in our comment, in your business section, please disclose the specific services that Dream Green Partners will provide, and describe and file any agreement with Dream Green to provide services.

Plan of Operation, page 8

4.   We note your response to comment 8 and reissue our comment in part. We note that you have provided some disclosure on an aggregate basis. With respect to these leases, please disclose when you anticipate completing each solar power project, the cost to build each project, and who will build each project. Please clarify whether the projects are required to be completed within a set period of time and if there is a penalty for failure to build out each project. To the extent you have entered into an agreement with another entity to build out each project, please file the agreement in accordance with Item 601(b)(10) of Regulation S-K. Please clarify whether you have a right to renew each lease. Please clarify who will own the equipment at the end of the lease, and whether you will be required to remove the equipment, if the equipment is not purchased by the property owner. Additionally, we note your disclosure that you anticipate receiving revenues of $50,000 to $60,000 per quarter from the leases. Please disclose your basis for this assertion.

Item 2. Financial Information, page 26

5.   We note your response to comment 6 of our letter and reissue. Please revise here and in the business section to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please disclose how you anticipate funding these expenditures at each stage.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

6.   Please identify the natural persons with voting or dispositive control over the securities held by the We Work Revocable Trust. Please refer to Item 403 of Regulation S-K for guidance. Please add risk factor disclosure to clarify that this person or these persons will be able to control the company, including, but not limited to, appointing directors and determining whether the company should merge with or acquire other entities.

<u>General</u>

7. We note that you have removed disclosure regarding the legal proceedings in which the company was involved. Please revise to disclose this litigation and discuss the determination of the case.

8. We note your response to comment 10 of our letter and reissue our comment. In response to our comment, you state that you removed disclosure indicating that there are conflicts of interest. However, we note that you do have conflicts of interest as noted on page 20. In an appropriate place, please identify all conflicts of interests with your president or any affiliates. Please ensure that you disclose all affiliated parties and their interests and file all agreements with these parties in accordance with Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Peter Campitiello, Esq.